Exhibit 99.1

SILVERCORP METALS INC.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three and nine months ended December 31, 2022 and 2021

(Tabular amounts are in thousands of US dollars, unless otherwise stated)
(Unaudited)

SILVERCORP METALS INC.

Condensed Consolidated Interim Statements of Income

(Unaudited) (Expressed in thousands of U.S. dollars, except per share amount and number of shares)

		Three Months Ended December 31,		Nine Months Ended December 31,
	Notes	2022	2021	2022	2021
Revenue	3(a)(c)	$58,651	$59,079	$173,982	$176,333
Cost of mine operations
Production costs		24,603	25,055	76,145	70,311
Depreciation and amortization		7,599	6,822	22,511	19,914
Mineral resource taxes		1,438	1,824	4,286	4,940
Government fees and other taxes	4	633	796	1,973	2,197
General and administrative	5	2,634	3,106	8,060	8,379
		36,907	37,603	112,975	105,741
Income from mine operations		21,744	21,476	61,007	70,592
Corporate general and administrative	5	3,171	3,310	10,204	10,897
Property evaluation and business development		173	204	376	838
Foreign exchange loss (gain)		850	(1,813)	(5,146)	(3,426)
(Gain) loss on equity investments designed as FVTPL	9	(3,010)	(1,101)	1,257	2,986
Share of loss in associates	10	677	403	2,176	1,268
Loss on disposal of plant and equipment	11	111	35	431	171
Impairment of mineral rights and properties	12	-	-	20,211	-
Other expenses		2,507	1,242	2,276	1,246
Income from operations		17,265	19,196	29,222	56,612

Finance income	6	592	1,506	3,010	4,203
Finance costs	6	(661)	(9,677)	(1,256)	(10,628)
Income before income taxes		17,196	11,025	30,976	50,187

Income tax expense	7	2,259	3,093	12,157	13,265
Net income		$14,937	$7,932	$18,819	$36,922

Attributable to:
Equity holders of the Company		$11,916	$5,063	$20,373	$26,668
Non-controlling interests	17	3,021	2,869	(1,554)	10,254
		$14,937	$7,932	$18,819	$36,922

Earnings per share attributable to the equity holders of the Company Basic earnings per share		$0.07	$0.03	$0.12	$0.15
Diluted earnings per share		$0.07	$0.03	$0.11	$0.15
Weighted Average Number of Shares Outstanding - Basic		176,723,433	176,799,362	176,892,860	176,347,530
Weighted Average Number of Shares Outstanding - Diluted		178,938,856	178,537,718	179,024,844	178,224,810

Approved on behalf of the Board:

(Signed) David Kong
Director

(Signed) Rui Feng
Director

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.

Condensed Consolidated Interim Statements of Comprehensive Income (loss)

(Unaudited)(Expressed in thousands of U.S. dollars, except numbers for share and per share figures)

		Three Months Ended December 31,		Nine Months Ended December 31,
	Notes	2022	2021	2022	2021
Net income		$14,937	$7,932	$18,819	$36,922
Other comprehensive income (loss), net of taxes:
Items that may subsequently be reclassified to net income or loss:
Currency translation adjustment, net of tax of $nil		15,546	8,212	(47,964)	10,702
Share of other comprehensive (loss) income in associate	10	107	151	(897)	3,333
Items that will not subsequently be reclassified to net income or loss:
Change in fair value on equity investments designated as FVTOCI, net of tax of $nil	9	59	93	(1,180)	963
Other comprehensive income (loss), net of taxes		$15,712	$8,456	$(50,041)	$14,998
Attributable to:
Equity holders of the Company		$13,075	$7,014	$(43,084)	$12,741
Non-controlling interests	17	2,637	1,442	(6,957)	2,257
		$15,712	$8,456	$(50,041)	$14,998
Total comprehensive income (loss)		$30,649	$16,388	$(31,222)	$51,920
Attributable to:
Equity holders of the Company		$24,991	$12,077	$(22,711)	$39,409
Non-controlling interests		5,658	4,311	(8,511)	12,511
		$30,649	$16,388	$(31,222)	$51,920

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.

Condensed Consolidated Interim Statements of Financial Position

(Unaudited) (Expressed in thousands of U.S. dollars)

		As at December 31,	As at March 31,
	Notes	2022	2022
ASSETS
Current Assets
Cash and cash equivalents	20	$170,841	$113,302
Short-term investments	8	39,420	99,623
Trade and other receivables		1,008	3,615
Current portion of lease receivable	13	11	182
Inventories		7,350	9,124
Due from related parties	18	115	66
Income tax receivable		275	928
Prepaids and deposits		4,865	5,468
		223,885	232,308
Non-current Assets
Long-term prepaids and deposits		1,205	974
Reclamation deposits		8,249	8,876
Other investments	9	17,234	17,768
Investment in associates	10	51,362	56,841
Plant and equipment	11	79,557	79,418
Mineral rights and properties	12	299,189	326,448
Deferred income tax assets		214	905
TOTAL ASSETS		$680,895	$723,538
LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities		$43,201	$39,667
Current portion of lease obligation	13	301	649
Deposits received		2,549	5,445
Income tax payable		874	277
		46,925	46,038
Non-current Liabilities
Long-term portion of lease obligation	13	378	614
Deferred income tax liabilities		47,753	48,033
Environmental rehabilitation	14	7,573	8,739
Total Liabilities		102,629	103,424
Equity
Share capital		255,673	255,444
Equity reserves		992	43,250
Retained earnings		229,650	213,702
Total equity attributable to the equity holders of the Company		486,315	512,396
Non-controlling interests	17	91,951	107,718
Total Equity		578,266	620,114
TOTAL LIABILITIES AND EQUITY		$680,895	$723,538

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited) (Expressed in thousands of U.S. dollars)

		Three Months Ended December 31,		Nine Months Ended December 31,
	Notes	2022	2021	2022	2021
Cash provided by
Operating activities
Net income		$14,937	$7,932	$18,819	$36,922
Add (deduct) items not affecting cash:
Finance costs	6	661	9,677	1,256	10,628
Income tax expense	7	2,259	3,093	12,157	13,265
Depreciation, amortization and depletion		8,022	7,303	23,844	21,363
(Gain) loss on equity investments designed as FVTPL	9	(3,010)	(1,101)	1,257	2,986
Share of loss in associates	10	677	403	2,176	1,268
Impairment of mineral rights and properties	12	-	-	20,211	-
Loss on disposal of plant and equipment	11	111	35	431	171
Share-based compensation	15(b)	841	1,268	3,133	5,145
Reclamation expenditures		(370)	(99)	(385)	(225)
Income taxes paid		(138)	(501)	(6,783)	(4,503)
Interest paid	13	(9)	(17)	(35)	(56)
Changes in non-cash operating working capital	20	1,680	673	3,820	9,008
Net cash provided by operating activities		25,661	28,666	79,901	95,972
Investing activities
Plant and equipment
Additions		(4,231)	(2,564)	(10,937)	(7,168)
Proceeds on disposals	11	10	12	10	50
Mineral rights and properties
Capital expenditures		(11,466)	(14,698)	(34,236)	(35,503)
Acquisition		-	(10,042)	-	(13,135)
Reclamation deposits
Paid		(274)	(159)	(304)	(218)
Other investments
Acquisition	9	(1,932)	(535)	(3,702)	(7,452)
Proceeds on disposals	9	21	-	525	974
Investment in associates	10	(1,181)	(352)	(1,938)	(5,312)
Short-term investment
Purchase		(32,020)	(25,096)	(112,304)	(99,325)
Redemption		26,515	36,091	164,526	111,298
Principal received on lease receivable	13	53	54	162	162
Net cash provided by (used in ) investing activities		(24,505)	(17,289)	1,802	(55,629)
Financing activities
Principal payments on lease obligation	13	(164)	(159)	(501)	(470)
Cash dividends distributed	15(c)	(2,209)	(2,211)	(4,425)	(4,413)
Non-controlling interests
Distribution	17	-	(1,200)	(7,256)	(5,096)
Proceeds from issuance of common shares		-	736	-	1,908
Common shares repurchased as part of normal course issuer bid		-	-	(2,078)	-
Net cash used in (provided by) financing activities		(2,373)	(2,834)	(14,260)	(8,071)
Effect of exchange rate changes on cash and cash equivalents		5,688	1,555	(9,904)	1,020
Increase (decrease) in cash and cash equivalents		4,471	10,098	57,539	33,292
Cash and cash equivalents, beginning of the period		166,370	141,929	113,302	118,735
Cash and cash equivalents, end of the period		$170,841	$152,027	$170,841	$152,027
Supplementary cash flow information	20

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.

Condensed Consolidated Interim Statements of Changes in Equity

(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share figures)

		Share capital		Equity reserves				Total equity attributable to the
	Notes	Number of shares	Amount	Share option reserve	Reserves	Accumulated other comprehensive loss	Retained earnings	equity holders of the Company	Non-controlling interests	Total equity
Balance, April 1, 2021		175,742,544	$250,199	$16,610	$25,409	$(12,550)	$187,906	$467,574	$98,154	$565,728
Options exercised		797,083	2,528	(620)	-	-	-	1,908	-	1,908
Restricted share units vested		566,172	2,717	(2,717)	-	-	-	-	-	-
Share-based compensation		-	-	5,145	-	-	-	5,145	-	5,145
Dividends declared		-	-	-	-	-	(4,413)	(4,413)	-	(4,413)
Distribution to non-controlling interests		-	-	-	-	-	-	-	(5,096)	(5,096)
Contribution to reserves		-	-	-	425	-	(425)	-	-	-
Comprehensive income		-	-	-	-	12,741	26,668	39,409	12,511	51,920
Balance, December 31, 2021		177,105,799	$255,444	$18,418	$25,834	$191	$209,736	$509,623	$105,569	$615,192
Options exercised		-	-	-	-	-	-	-	-	-
Restricted share units vested		-	-	-	-	-	-	-	-	-
Share-based compensation		-	-	951	-	-	-	951	-	951
Dividends declared		-	-	-	-	-	-	-	-	-
Distribution to non-controlling interests		-	-	-		-	-	-	-	-
Comprehensive income		-	-	-	-	(2,144)	3,966	1,822	2,149	3,971
Balance, March 31, 2022		177,105,799	$255,444	$19,369	$25,834	$(1,953)	$213,702	$512,396	$107,718	$620,114
Restricted share units vested		503,703	2,307	(2,307)	-	-	-	-	-	-
Share-based compensation	15(b)	-	-	3,133	-	-	-	3,133	-	3,133
Dividends declared	15(c)	-	-	-	-	-	(4,425)	(4,425)	-	(4,425)
Common shares repurchased as part of normal course issuer bid	15(d)	(838,237)	(2,078)	-	-	-	-	(2,078)	-	(2,078)
Distribution to non-controlling interests	17	-	-	-	-	-	-	-	(7,256)	(7,256)
Comprehensive income (loss)		-	-	-	-	(43,084)	20,373	(22,711)	(8,511)	(31,222)
Balance, December 31, 2022		176,771,265	$255,673	$20,195	$25,834	$(45,037)	$229,650	$486,315	$91,951	$578,266

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2022 and
for the three and nine months ended December 31, 2022 and 2021

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

1. CORPORATE INFORMATION

Silvercorp Metals Inc., along with its subsidiary companies (collectively the “Company”), is engaged in the acquisition, exploration, development, and mining of mineral properties. The Company’s producing mines are located in China, and current exploration and development projects are located in China and Mexico.

The Company is a publicly listed company incorporated in the Province of British Columbia, Canada, with limited liability under the legislation of the Province of British Columbia. The Company’s shares are traded on the Toronto Stock Exchange and NYSE American.

The head office, registered address and records office of the Company are located at 1066 West Hastings Street, Suite 1750, Vancouver, British Columbia, Canada, V6E 3X1.

Operating results for the three and nine months ended December 31, 2022, are not necessarily indicative of the results that may be expected for the year ending March 31, 2023.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting (“IAS 34”) of the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended March 31, 2022. These condensed consolidated interim financial statements follow the same significant accounting policies set out in note 2 to the audited consolidated financial statements for the year ended March 31, 2022.

These condensed consolidated interim financial statements were authorized for issue in accordance with a resolution of the Board of Directors dated February 8, 2023.

(b) Basis of Consolidation

These condensed consolidated interim financial statements include the accounts of the Company and its wholly or partially owned subsidiaries.

Subsidiaries are consolidated from the date on which the Company obtains control up to the date of the disposition of control. Control is achieved when the Company has power over the subsidiary, is exposed or has rights to variable returns from its involvement with the subsidiary and has the ability to use its power to affect its returns.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2022 and
for the three and nine months ended December 31, 2022 and 2021

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

For non-wholly owned subsidiaries over which the Company has control, the net assets attributable to outside equity shareholders are presented as “non-controlling interests” in the equity section of the consolidated balance sheets. Net income for the period that is attributable to the non-controlling interests is calculated based on the ownership of the non-controlling interest shareholders in the subsidiary. Adjustments to recognize the non-controlling interests’ share of changes to the subsidiary’s equity are made even if this results in the non-controlling interests having a deficit balance. Changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are recorded as equity transactions. The carrying amount of non-controlling interests is adjusted to reflect the change in the non-controlling interests’ relative interests in the subsidiary and the difference between the adjustment to the carrying amount of non-controlling interest and the Company’s share of proceeds received and/or consideration paid is recognized directly in equity and attributed to equity holders of the Company.

Balances, transactions, revenues and expenses between the Company and its subsidiaries are eliminated on consolidation.

Details of the Company’s significant subsidiaries which are consolidated are as follows:

			Proportion of ownership interest held
Name of subsidiaries	Principal activity	Country of incorporation	December 31, 2022	March 31, 2022	Mineral properties
Silvercorp Metals China Inc.	Holding company	Canada	100%	100%
Silvercorp Metals (China) Inc.	Holding company	China	100%	100%
0875786 B.C. LTD.	Holding company	Canada	100%	100%
Fortune Mining Limited	Holding company	BVI (i)	100%	100%
Fortune Copper Limited	Holding company	BVI	100%	100%
Fortune Gold Mining Limited	Holding company	BVI	100%	100%
Victor Resources Ltd.	Holding company	BVI	100%	100%
Yangtze Mining Ltd.	Holding company	BVI	100%	100%
Victor Mining Ltd.	Holding company	BVI	100%	100%
Yangtze Mining (H.K.) Ltd.	Holding company	Hong Kong	100%	100%
Fortune Gold Mining (H.K.) Limited	Holding company	Hong Kong	100%	100%
Wonder Success Limited	Holding company	Hong Kong	100%	100%
New Infini Silver Inc. (“New Infini”)	Holding company	Canada	46.1%	46.1%
Infini Metals Inc.	Holding company	BVI	46.1%	46.1%
Infini Resources (Asia) Co. Ltd.	Holding company	Hong Kong	46.1%	46.1%
Golden Land (Asia) Ltd.	Holding company	Hong Kong	46.1%	46.1%
Henan Huawei Mining Co. Ltd. (“Henan Huawei”)	Mining	China	80%	80%	Ying Mining District
Henan Found Mining Co. Ltd. (“Henan Found”)	Mining	China	77.5%	77.5%
Xinshao Yunxiang Mining Co., Ltd. (“Yunxiang”)	Mining	China	70%	70%	BYP
Guangdong Found Mining Co. Ltd. (“Guangdong Found”)	Mining	China	99%	99%	GC
Infini Resources S.A. de C.V.	Mining	Mexico	46.1%	46.1%	La Yesca
Shanxi Xinbaoyuan Mining Co., Ltd. (“Xinbaoyuan”)	Mining	China	77.5%	77.5%	Kuanping
(i)	British Virgin Islands (“BVI”)

(c) Significant Accounting Judgments and Estimates

These condensed consolidated interim financial statements follow the same significant accounting judgments and estimates set out in note 2 to the audited consolidated financial statements for the year ended March 31, 2022.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2022 and
for the three and nine months ended December 31, 2022 and 2021

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

3. SEGMENTED INFORMATION

The Company’s reportable operating segments are components of the Company where separate financial information is available that is evaluated regularly by the Company’s Chief Executive Officer who is the Chief Operating Decision Maker (“CODM”). The operating segments are determined based on the Company’s management and internal reporting structure. Operating segments are summarized as follows:

Operating Segments	Subsidiaries Included in the Segment	Properties Included in the Segment
Mining
Henan Luoning	Henan Found and Henan Huawei	Ying Mining District
Hunan	Yunxiang	BYP
Guangdong	Guangdong Found	GC
Other	Infini Resources S.A. de C.V. and Xinbaoyuan	La Yesca, Kuanping
Administrative
Vancouver	Silvercorp Metals Inc. and holding companies
Beijing	Silvercorp Metals (China) Inc.

(a) Segmented information for operating results is as follows:

Three months ended December 31, 2022
	Mining				Administrative
	Henan
Statement of operations:	Luoning	Hunan(1)	Guangdong	Other	Beijing	Vancouver	Total
Revenue	$48,808	$-	$9,843	$-	$-	$-	$58,651
Costs of mine operations	(29,833)	(100)	(6,974)	-	-	-	(36,907)
Income from mine operations	18,975	(100)	2,869	-	-	-	21,744
Operating (expenses) income	(2,521)	98	(147)	(8)	(460)	(1,441)	(4,479)
Finance items	108	(7)	43	-	56	(269)	(69)
Income tax expenses	(2,284)	(1)	(16)	-	-	42	(2,259)
Net income (loss)	$14,278	$(10)	$2,749	$(8)	$(404)	$(1,668)	$14,937

Attributed to:
Equity holders of the Company	11,268	-	2,722	(4)	(404)	(1,666)	11,916
Non-controlling interests	3,010	(10)	27	(4)	-	(2)	3,021
Net income (loss)	$14,278	$(10)	$2,749	$(8)	$(404)	$(1,668)	$14,937
(1)	Hunan’s BYP project was placed on care and maintenance starting August 2014.

Three months ended December 31, 2021
	Mining				Administrative
Statement of operations:	Henan Luoning	Hunan	Guangdong	Other	Beijing	Vancouver	Total
Revenue	$48,166	$-	$10,913	$-	$-	$-	$59,079
Costs of mine operations	(30,587)	(118)	(6,881)	(17)	-	-	(37,603)
Income from mine operations	17,579	(118)	4,032	(17)	-	-	21,476
Operating expenses	(1,308)	56	10	(166)	(579)	(293)	(2,280)
Finance items	912	(9)	77	1	80	(9,232)	(8,171)
Income tax expenses	(3,633)	(6)	539	-	-	7	(3,093)
Net income (loss)	$13,550	$(77)	$4,658	$(182)	$(499)	$(9,518)	$7,932

Attributed to:
Equity holders of the Company	10,576	(47)	4,612	(76)	(499)	(9,503)	5,063
Non-controlling interests	2,974	(30)	46	(106)	-	(15)	2,869
Net income (loss)	$13,550	$(77)	$4,658	$(182)	$(499)	$(9,518)	$7,932

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2022 and
for the three and nine months ended December 31, 2022 and 2021

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

Nine months ended December 31, 2022
	Mining				Administrative
	Henan
Statement of income:	Luoning	Hunan(1)	Guangdong	Other	Beijing	Vancouver	Total
Revenue	$145,729	$-	$28,253	$-	$-	$-	$173,982
Costs of mine operations	(92,414)	(320)	(20,225)	(16)	-	-	(112,975)
Income from mine operations	53,315	(320)	8,028	(16)	-	-	61,007

Operating (expenses) income	(2,505)	(106)	(292)	(11)	(1,364)	(7,296)	(11,574)
Impairment of mineral rights and properties	-	-	-	(20,211)	-	-	(20,211)
Finance items, net	1,669	(22)	314	-	206	(413)	1,754
Income tax expenses	(9,025)	61	(680)	-	-	(2,513)	(12,157)
Net income (loss)	$43,454	$(387)	$7,370	$(20,238)	$(1,158)	$(10,222)	$18,819

Attributable to:
Equity holders of the Company	34,061	(250)	7,298	(9,672)	(1,158)	(9,906)	20,373
Non-controlling interests	9,393	(137)	72	(10,566)	-	(316)	(1,554)
Net income (loss)	$43,454	$(387)	$7,370	$(20,238)	$(1,158)	$(10,222)	$18,819

(1)	Hunan’s BYP project was placed on care and maintenance in August 2014.

Nine months ended December 31, 2021
	Mining				Administrative
	Henan
Statement of income:	Luoning	Hunan	Guangdong	Other	Beijing	Vancouver	Total
Revenue	$142,686	$-	$33,647	$-	$-	$-	$176,333
Costs of mine operations	(84,562)	(379)	(20,770)	(30)	-	-	(105,741)
Income from mine operations	58,124	(379)	12,877	(30)	-	-	70,592

Operating expenses	(1,531)	116	55	(130)	(1,639)	(10,851)	(13,980)
Finance items, net	2,222	(26)	242	1	176	(9,040)	(6,425)
Income tax expenses	(11,199)	(108)	(526)	-	-	(1,432)	(13,265)
Net income (loss)	$47,616	$(397)	$12,648	$(159)	$(1,463)	$(21,323)	$36,922

Attributable to:
Equity holders of the Company	37,215	(260)	12,523	(66)	(1,463)	(21,281)	26,668
Non-controlling interests	10,401	(137)	125	(93)	-	(42)	10,254
Net income (loss)	$47,616	$(397)	$12,648	$(159)	$(1,463)	$(21,323)	$36,922

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2022 and
for the three and nine months ended December 31, 2022 and 2021

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(b) Segmented information for assets and liabilities is as follows:

December 31, 2022
	Mining				Administrative
Statement of financial position items:	Henan Luoning	Hunan	Guangdong	Other	Beijing	Vancouver	Total
Current assets	$125,555	$709	$20,328	$481	$7,962	$68,850	$223,885
Plant and equipment	59,128	3,179	15,500	155	677	918	79,557
Mineral rights and properties	247,763	6,957	31,315	13,154	-	-	299,189
Investment in associates	-	-	-	-	-	51,362	51,362
Other investments	65	-	-	-	-	17,169	17,234
Reclamation deposits	3,719	-	4,523	-	-	7	8,249
Long-term prepaids and deposits	1,020	96	89	-	-	-	1,205
Deferred income tax assets	-	-	214	-	-	-	214
Total assets	$437,250	$10,941	$71,969	$13,790	$8,639	$138,306	$680,895

Current liabilities	$37,134	$413	$6,795	$43	$275	$2,265	$46,925
Long-term portion of lease obligation	-	-	-	-	-	378	378
Deferred income tax liabilities	46,726	1,027	-	-	-	-	47,753
Environmental rehabilitation	5,134	981	1,458	-	-	-	7,573
Total liabilities	$88,994	$2,421	$8,253	$43	$275	$2,643	$102,629

March 31, 2022
	Mining				Administrative
Statement of financial position items:	Henan Luoning	Hunan	Guangdong	Other	Beijing	Vancouver	Total
Current assets	$141,376	$870	$14,919	$1,566	$8,570	$65,007	$232,308
Plant and equipment	58,189	3,708	15,282	163	864	1,212	79,418
Mineral rights and properties	254,071	7,571	32,091	32,715	-	-	326,448
Investment in associates	-	-	-	-	-	56,841	56,841
Other investments	72	-	-	-	-	17,696	17,768
Reclamation deposits	3,996	-	4,872	-	-	8	8,876
Long-term prepaids and deposits	588	104	282	-	-	-	974
Deferred income tax assets	-	-	905	-	-	-	905
Total assets	$458,292	$12,253	$68,351	$34,444	$9,434	$140,764	$723,538

Current liabilities	$37,161	$545	$5,155	$2	$295	$2,880	$46,038
Long-term portion of lease obligation	-	-	-	-	-	614	614
Deferred income tax liabilities	46,849	1,184	-	-	-	-	48,033
Environmental rehabilitation	6,053	1,044	1,642	-	-	-	8,739
Total liabilities	$90,063	$2,773	$6,797	$2	$295	$3,494	$103,424

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2022 and
for the three and nine months ended December 31, 2022 and 2021

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(c) Sales by metal

The sales generated for the three and nine months ended December 31, 2022 and 2021 were all earned in China and were comprised of:

	Three months ended December 31, 2022
	Henan Luoning	Guangdong	Total
Silver (Ag)	$29,403	$2,514	$31,917
Gold (Au)	1,695	-	1,695
Lead (Pb)	14,401	1,944	16,345
Zinc (Zn)	2,182	4,639	6,821
Other	1,127	746	1,873
	$48,808	$9,843	$58,651

	Three months ended December 31, 2021
	Henan Luoning	Guangdong	Total
Silver (Ag)	$29,615	$2,124	$31,739
Gold (Au)	1,504	-	1,504
Lead (Pb)	13,840	1,974	15,814
Zinc (Zn)	2,236	6,122	8,358
Other	971	693	1,664
	$48,166	$10,913	$59,079

	Nine months ended December 31, 2022
	Henan Luoning	Guangdong	Total
Silver (Ag)	$87,793	$6,288	$94,081
Gold (Au)	5,027	-	5,027
Lead (Pb)	42,730	5,430	48,160
Zinc (Zn)	6,849	14,892	21,741
Other	3,330	1,643	4,973
	$145,729	$28,253	$173,982

	Nine months ended December 31, 2021
	Henan Luoning	Guangdong	Total
Silver (Ag)	$90,845	$7,693	$98,538
Gold (Au)	4,198	-	4,198
Lead (Pb)	38,886	6,738	45,624
Zinc (Zn)	5,581	17,966	23,547
Other	3,176	1,250	4,426
	$142,686	$33,647	$176,333

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2022 and
for the three and nine months ended December 31, 2022 and 2021

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(d) Major customers

For the nine months ended December 31, 2022, four major customers ( nine months ended December 31, 2021 - four major customers) each accounted for 22%, 20%, 15% and 14% (nine months ended December 31, 2021 – 19%, 18%, 17%, and 15%), and collectively 72% (nine months ended December 31, 2021 – 69%) of the total sales of the Company.

4. GOVERNMENT FEES AND OTHER TAXES

Government fees and other taxes consist of:

	Three months ended December 31,		Nine months ended December 31,
	2022	2021	2022	2021
Government fees	$15	$18	$51	$46
Other taxes	618	778	1,922	2,151
	$633	$796	$1,973	$2,197

Government fees include environmental protection fees paid to the state and local Chinese government. Other taxes were composed of surtax on value-added tax, land usage levy, stamp duty and other miscellaneous levies, duties and taxes imposed by the state and local Chinese government.

5. GENERAL AND ADMINISTRATIVE

General and administrative expenses consist of:

	Three months ended December 31, 2022			Three months ended December 31, 2021
	Corporate	Mines	Total	Corporate	Mines	Total
Amortization and depreciation	$139	$285	$424	$145	$336	$481
Office and administrative expenses	511	652	1,163	281	1,028	1,309
Professional fees	239	97	336	186	107	293
Salaries and benefits	1,441	1,600	3,041	1,482	1,635	3,117
Share-based compensation	841	-	841	1,216	-	1,216
	$3,171	$2,634	$5,805	$3,310	$3,106	$6,416

	Nine months ended December 31, 2022			Nine months ended December 31, 2021
	Corporate	Mines	Total	Corporate	Mines	Total
Amortization and depreciation	$430	$903	$1,333	$435	$1,014	$1,449
Office and administrative expenses	1,326	2,038	3,364	1,228	2,420	3,648
Professional fees	602	330	932	523	326	849
Salaries and benefits	4,713	4,789	9,502	3,836	4,619	8,455
Share-based compensation	3,133	-	3,133	4,875	-	4,875
	$10,204	$8,060	$18,264	$10,897	$8,379	$19,276

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2022 and
for the three and nine months ended December 31, 2022 and 2021

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

6. FINANCE ITEMS

Finance items consist of:

	Three months ended December 31,		Nine months ended December 31,
Finance income	2022	2021	2022	2021
Interest income	$516	$1,468	$2,934	$4,005
Dividend income	76	38	76	198
	$592	$1,506	$3,010	$4,203

	Three months ended December 31,		Nine months ended December 31,
Finance costs	2022	2021	2022	2021
Interest on lease obligation	$9	17	$35	$56
Impairment charges for expected credit loss against bond investments (Note 8)	501	9,592	946	10,369
Loss on disposal of bonds	93	-	93	-
Unwinding of discount of environmental rehabilitation provision (Note 14)	58	68	182	203
	$661	$9,677	$1,256	$10,628

7. INCOME TAX

The significant components of income tax expense are as follows:

	Three months ended December 31,		Nine months ended December 31,
Income tax expense	2022	2021	2022	2021
Current	$1,235	$906	$7,646	$8,050
Deferred	1,024	2,187	4,511	5,215
	$2,259	$3,093	$12,157	$13,265

8. SHORT-TERM INVESTMENTS

As at December 31, 2022, short-term investments consist of the following:

	Amount	Interest rates	Maturity
Bonds	$5,993	5.50% - 13.00%	January 25, 2023 - January 16, 2025
Money market instruments	33,427
	$39,420

During the three and nine months ended December 31, 2022, the Company recorded impairment charges of $0.5 million and $0.9 million, respectively, against bond investments issued by some Chinese real estate developing companies as the Company noted financial difficulty of the bond issuer. The impairment charge was included in finance costs on the condensed consolidated interim statements of income.

As at December 31, 2022, the carrying value and face value of the bond investments that were impaired was $2.1 million and $13.2 million, respectively.

As at March 31, 2022, short-term investments consist of the following:

	Amount	Interest rates	Maturity
Bonds	$9,168	5.50% - 13.00%	April 9, 2022 - January 16, 2025
Money market instruments	90,455
	$99,623

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2022 and
for the three and nine months ended December 31, 2022 and 2021

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

As at March 31, 2022, the carrying value and face value of the bond investments that were impaired was $1.7 million and $11.2 million, respectively.

9. OTHER INVESTMENTS

	December 31, 2022	March 31, 2022
Equity investments designated as FVTOCI
Public companies	$1,054	$2,383
Private companies	65	71
	1,119	2,454
Equity investments designated as FVTPL
Public companies	12,851	11,533
Private companies	3,264	3,781
	16,115	15,314
Total	$17,234	$17,768

Investments in publicly traded companies represent equity interests of other publicly-trading mining companies that the Company has acquired through the open market or through private placements. Investment in equity instruments that are held for trading are classified as FVTPL. For other investment in equity instruments, the Company can make an irrevocable election, on an instrument-by-instrument basis, to designate them as FVTOCI.

The continuity of such investments is as follows:

		Accumulated fair	Accumulated fair
		value change	value change
	Fair Value	included in OCI	included in P&L
April 1, 2021	$15,733	$(22,810)	$7,188
Loss on equity investments designated as FVTOCI	(1,526)	(1,526)	-
Loss equity investments designated as FVTPL	(3,485)	-	(3,485)
Acquisition	8,235	-
Disposal	(1,362)	-
Impact of foreign currency translation	173	-
March 31, 2022	$17,768	$(24,336)	$3,703
Loss on equity investments designated as FVTOCI	(1,180)	(1,180)	-
Loss equity investments designated as FVTPL	(1,257)	-	(1,257)
Acquisition	3,702	-	-
Disposal	(525)	-	-
Impact of foreign currency translation	(1,274)	-	-
December 31, 2022	$17,234	$(25,516)	$2,446

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2022 and for the three and nine months ended December 31, 2022 and 2021

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

10. INVESTMENT IN ASSOCIATES

(a)	Investment in New Pacific Metals Corp.

New Pacific Metals Corp. (“NUAG”) is a Canadian public company listed on the Toronto Stock Exchange (symbol: NUAG) and NYSE American (symbol: NEWP). NUAG is a related party of the Company by way of one common director and one common officer, and the Company accounts for its investment in NUAG using the equity method as it is able to exercise significant influence over the financial and operating policies of NUAG.

During the three and nine months ended December 31, 2022, the Company acquired nil and 260,200, respectively, common shares of NUAG from the public market (three and nine month ended December 31, 2021– 125,000 and 125,000, respectively) for a total cost of $nil and $0.8 million (three and nine months ended December 31, 2021 – $0.4 million and $0.4 million, respectively).

As at December 31, 2022, the Company owned 44,302,416 common shares of NUAG (March 31, 2022 – 44,042,216), representing an ownership interest of 28.2% (March 31, 2022 – 28.2%).

The summary of the investment in NUAG common shares and its market value as at the respective reporting dates are as follows:

	Number of shares	Amount	Value of NUAG’s common shares per quoted market price
Balance, April 1, 2021	43,917,216	$50,399	$181,257
Purchase from open market	125,000	352
Share of net loss		(1,715)
Share of other comprehensive income		95
Foreign exchange impact		306
Balance, March 31, 2022	44,042,216	$49,437	$140,275
Purchase from open market	260,200	757
Share of net loss		(1,777)
Share of other comprehensive loss		(905)
Foreign exchange impact		(3,783)
Balance, December 31, 2022	44,302,416	$43,729	$98,130

(b)	Investment in Whitehorse Gold Corp.

Whitehorse Gold Corp. (“WHG”) is a Canadian public company listed on the TSX Venture Exchange (symbol: WHG). WHG is a related party of the Company by way of one common director, and the Company accounts for its investment in WHG using the equity method as it is able to exercise significant influence over the financial and operating policies of WHG.

On May 14, 2021, the Company participated in a brokered private placement of WHG and purchased 4,000,000 units at a cost of $5.0 million. Each unit was comprised of one WHG common share and one common share purchase warrant at exercise price of CAD$2 per share. The common share purchase warrant expires on May 14, 2026.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2022 and
for the three and nine months ended December 31, 2022 and 2021

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

On December 15, 2022, the Company participated in a non-brokered private placement of WHG and purchased 4,000,000 units at a cost of $1.2 million. Each unit was comprised of one WHG common share and one-half common share purchase warrant at exercise price of CAD$0.65 per share. The common share purchase warrant expires on December 15, 2024.

As at December 31, 2022, the Company owned 19,514,285 common shares of WHG (March 31, 2022 – 15,514,285), representing an ownership interest of 31.6% (March 31, 2022 – 29.3%). Subsequent to December 31, 2022, WHG completed another tranche of non-brokered private placement. The Company’s ownership interest in WHG decreased to 29.3%.

The summary of the investment in WHG common shares and its market value as at the respective reporting dates are as follows:

	Number of shares	Amount	Value of WHG’s common shares per quoted market price
Balance, April 1, 2021	11,514,285	$3,058	$15,108
Participation in private placement	4,000,000	4,960
Share of net loss		(473)
Foreign exchange impact		(141)
Balance, March 31, 2022	15,514,285	$7,404	$6,208
Participation in private placement	4,000,000	1,181
Share of net loss		(399)
Share of other comprehensive income		8
Foreign exchange impact		(561)
Balance, December 31, 2022	19,514,285	$7,633	$6,484

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2022 and
for the three and nine months ended December 31, 2022 and 2021

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

11. PLANT AND EQUIPMENT

Plant and equipment consist of:

	Land use rights	Office		Motor	Construction
Cost	and building	equipment	Machinery	vehicles	in progress	Total
Balance as at April 1, 2021	$110,151	$9,660	$31,074	$7,537	$1,342	$159,764
Additions	1,613	967	2,575	763	3,647	9,565
Disposals	(293)	(68)	(539)	(245)	-	(1,145)
Reclassification of asset groups	2,100	154	191	-	(2,445)	-
Impact of foreign currency translation	3,676	296	1,078	258	59	5,367
Balance as at March 31, 2022	$117,247	$11,009	$34,379	$8,313	$2,603	$173,551
Additions	324	998	2,901	788	8,085	13,096
Disposals	(419)	(71)	(828)	(407)	-	(1,725)
Reclassification of asset groups	4,129	5	137	-	(4,271)	-
Impact of foreign currency translation	(9,527)	(873)	(2,818)	(670)	(235)	(14,123)
Ending balance as at December 31, 2022	$111,754	$11,068	$33,771	$8,024	$6,182	$170,799

Impairment, accumulated depreciation and amortization
Balance as at April 1, 2021	$(51,570)	$(6,246)	$(21,171)	$(5,048)	$-	$(84,035)
Disposals	158	64	419	220	-	861
Depreciation and amortization	(4,422)	(867)	(2,172)	(649)	-	(8,110)
Impact of foreign currency translation	(1,750)	(183)	(741)	(175)	-	(2,849)
Balance as at March 31, 2022	$(57,584)	$(7,232)	$(23,665)	$(5,652)	$-	$(94,133)
Disposals	172	64	689	359	-	1,284
Depreciation and amortization	(3,265)	(710)	(1,592)	(489)	-	(6,056)
Impact of foreign currency translation	4,693	566	1,945	459	-	7,663
Ending balance as at December 31, 2022	$(55,984)	$(7,312)	$(22,623)	$(5,323)	$-	$(91,242)

Carrying amounts
Balance as at March 31, 2022	$59,663	$3,777	$10,714	$2,661	$2,603	$79,418
Ending balance as at December 31, 2022	$55,770	$3,756	$11,148	$2,701	$6,182	$79,557

Carrying amounts as at December 31, 2022	Ying Mining District	BYP	GC	Other	Total
Land use rights and building	$41,438	$2,528	$10,547	$1,257	$55,770
Office equipment	3,001	13	455	287	3,756
Machinery	7,288	113	3,691	56	11,148
Motor vehicles	2,146	18	387	150	2,701
Construction in progress	5,255	507	420	-	6,182
Total	$59,128	$3,179	$15,500	$1,750	$79,557

Carrying amounts as at March 31, 2022	Ying Mining District	BYP	GC	Other	Total
Land use rights and building	$42,953	$2,965	$12,027	$1,718	$59,663
Office equipment	2,973	16	516	272	3,777
Machinery	8,225	155	2,276	58	10,714
Motor vehicles	2,127	20	323	191	2,661
Construction in progress	1,911	552	140	-	2,603
Total	$58,189	$3,708	$15,282	$2,239	$79,418

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2022 and
for the three and nine months ended December 31, 2022 and 2021

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

12. MINERAL RIGHTS AND PROPERTIES

Mineral rights and properties consist of:

	Producing and development properties			Exploration and evaluation properties
Cost	Ying Mining District	BYP	GC	RZY	Kuanping	La Yesca	Total
Balance as at April 1, 2021	$348,000	$64,609	$115,610	$185	$-	$16,747	$545,151
Capitalized expenditures	37,307	-	4,507	-	24	2,588	44,426
Acquisition (Note 3)	-	-	-	-	13,135	-	13,135
Environmental rehabilitation	(68)	(18)	898	-	-	-	812
Derecognition	-	-	-	(185)	-	-	(185)
Foreign currency translation impact	12,096	501	3,891	-	221	-	16,709
Balance as at March 31, 2022	$397,335	$65,092	$124,906	$-	$13,380	$19,335	$620,048
Capitalized expenditures	29,697	-	3,831	-	865	876	35,269
Foreign currency translation impact	(32,413)	(1,256)	(10,151)	-	(1,091)	-	(44,911)
Ending balance as at December 31, 2022	$394,619	$63,836	$118,586	$-	$13,154	$20,211	$610,406

Impairment and accumulated depletion
Balance as at April 1, 2021	$(122,977)	$(57,264)	$(87,296)	$(185)	$-	$-	$(267,722)
Depletion	(15,974)	-	(2,595)	-	-	-	(18,569)
Derecognition	-	-	-	185	-	-	185
Foreign currency translation impact	(4,313)	(257)	(2,924)	-	-	-	(7,494)
Balance as at March 31, 2022	$(143,264)	$(57,521)	$(92,815)	$-	$-	$-	$(293,600)
Impairment	-	-	-	-		(20,211)	(20,211)
Depletion	(15,310)	-	(1,992)	-	-	-	(17,302)
Foreign currency translation impact	11,718	642	7,536	-	-	-	19,896
Ending balance as at December 31, 2022	$(146,856)	$(56,879)	$(87,271)	$-	$-	$(20,211)	$(311,217)

Carrying amounts
Balance as at March 31, 2022	$254,071	$7,571	$32,091	$-	$13,380	$19,335	$326,448
Ending balance as at December 31, 2022	$247,763	$6,957	$31,315	$-	$13,154	$-	$299,189

During the nine months ended December 31, 2022, the Company completed the review and evaluation on the results of the drilling program completed in Fiscal 2022. The Company does not plan to undertake further significant work at the La Yesca Project in the near future. As a result, the decision was taken to impair fully the value of the La Yesca Project and recognized an impairment charge of $20.2 million in the condensed consolidated interim statements of income for the three months ended September 30, 2022.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2022 and
for the three and nine months ended December 31, 2022 and 2021

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

13. LEASES

The following table summarizes changes in the Company’s lease receivable and lease obligation related to the Company’s office lease and sublease.

	Lease Receivable	Lease Obligation
Balance, April 1, 2021	$396	$1,741
Addition	-	149
Interest accrual	15	72
Interest received or paid	(15)	(72)
Principal repayment	(217)	(637)
Foreign exchange impact	3	10
Balance, March 31, 2022	$182	$1,263
Interest accrual	4	35
Interest received or paid	(4)	(35)
Principal repayment	(162)	(501)
Foreign exchange impact	(9)	(83)
Balance, December 31, 2022	$11	$679
Less: current portion	(11)	(301)
Non-current portion	$-	$378

The following table presents a reconciliation of the Company’s undiscounted cash flows to their present value for its lease receivable and lease obligation as at December 31, 2022:

	Lease Receivable	Lease Obligation
Within 1 year	$11	$317
Between 2 to 5 years	-	402

Total undiscounted amount	11	719
Less future interest	-	(40)

Total discounted amount	$11	$679
Less: current portion	(11)	(301)
Non-current portion	$-	$378

The lease receivable and lease obligation were discounted using an estimated incremental borrowing rate of 5%.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2022 and
for the three and nine months ended December 31, 2022 and 2021

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

14. ENVIRONMENTAL REHABILITATION OBLIGATION

The following table presents the reconciliation of the beginning and ending obligations associated with the retirement of the properties:

Total
Balance, April 1, 2021	$7,863
Reclamation expenditures	(467)
Unwinding of discount of environmental rehabilitation	269
Revision of provision	812
Foreign exchange impact	262
Balance, March 31, 2022	$8,739
Reclamation expenditures	(642)
Unwinding of discount of environmental rehabilitation	182
Foreign exchange impact	(706)
Balance, December 31, 2022	$7,573

15. SHARE CAPITAL

(a) Authorized

Unlimited number of common shares without par value. All shares issued as at December 31, 2022 were fully paid.

(b) Share-based compensation

The Company has a share-based compensation plan (the “Plan”) which consists of stock options, restricted share units (the “RSUs”) and performance share units (the “PSUs”). The Plan allows for the maximum number of common shares to be reserved for issuance on any share-based compensation to be a rolling 10% of the issued and outstanding common shares from time to time. Furthermore, no more than 3% of the reserve may be granted in the form of RSUs and PSUs.

For the three and nine months ended December 31, 2022, a total of $0.8 million and $3.1 million, respectively (three and nine months ended December 31, 2021 - $1.3 million and $5.1 million, respectively) in share-based compensation expense was recognized and included in the corporate general and administrative expenses and property evaluation and business development expenses on the condensed consolidated interim statements of income.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2022 and
for the three and nine months ended December 31, 2022 and 2021

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(i) Stock options

The following is a summary of option transactions:

	Number of shares	Weighted average exercise price per share CAD $
Balance, April 1, 2021	1,862,418	$5.45
Options exercised	(797,083)	2.98
Options cancelled/forfeited	(70,000)	7.46
Balance, March 31, 2022	995,335	$7.28
Option granted	535,000	3.93
Options cancelled/forfeited	(140,333)	6.12
Balance, December 31, 2022	1,390,002	$6.11

The following table summarizes information about stock options outstanding as at December 31, 2022:

Exercise price in CAD $	Number of options outstanding at December 31, 2022	Weighted average remaining contractual life (Years)	Weighted average exercise price in CAD $	Number of options exercisable at December 31, 2022	Weighted average exercise price in CAD $
$3.93	478,000	4.32	$3.93	79,666	$3.93
$5.46	502,002	2.40	$5.46	417,499	$5.46
$9.45	410,000	2.86	$9.45	275,002	$9.45
$3.93 to $9.45	1,390,002	3.20	$6.11	772,167	$6.72

During the three and nine months ended December 31, 2022, a total of nil and 535,000, respectively, options with a life of five years were granted to directors, officers, and employees at exercise prices of CAD$3.93 per share subject to a vesting schedule over a three-year term with 1/6 of the options vesting every six months from the date of grant until fully vested.

The fair value of stock options granted during the nine months ended December 31, 2022 were calculated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Nine months ended December 31,
2022
Risk free interest rate	2.49%
Expected life of option in years	2.75 years
Expected volatility	62.53%
Expected dividend yield	0.81%
Estimated forfeiture rate	9.81%
Weighted average share price at date of grant	$3.93 CAD

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2022 and
for the three and nine months ended December 31, 2022 and 2021

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(ii) RSUs

The following is a summary of RSUs transactions:

	Number of shares	Weighted average grant date closing price per share $ CAD
Balance, April 1, 2021	1,249,336	$6.28
Granted	1,000,000	6.40
Forfeited	(46,999)	6.63
Distributed	(566,172)	5.90
Balance, March 31, 2022	1,636,165	$6.47
Granted	961,000	3.93
Forfeited	(139,790)	5.42
Distributed	(503,703)	6.04
Balance, December 31, 2022	1,953,672	$5.41

(c) Cash dividends declared

During the three and nine months ended December 31, 2022, dividends of $2.2 and $4.4 million, respectively, (three and nine months ended December 31, 2021 - $2.2 and $4.4 million, respectively) were declared and paid.

(d) Normal course issuer bid

On August 25, 2021, the Company announced a normal course issuer bid (the “2021 NCIB”) which allows it to repurchase and cancel up to 7,054,000 of its own common shares until August 26, 2022. A total of 739,960 common shares were repurchased under 2021 NCIB at a weighted average price of CAD$3.25.

On August 24, 2022, the Company announced a normal course issuer bid (the “2022 NCIB”, together with the 2021 NCIB, the “NCIB Programs”) which allows it to repurchase and cancel up to 7,079,407 of its own common shares until August 28, 2023.

During the three and nine months ended December 31, 2022, the Company repurchased a total of nil and 838,237, respectively, common shares at a cost of $nil and $2.1 million, respectively, under the NCIB Programs. All shares bought were subsequently cancelled.

16. ACCUMULATED OTHER COMPREHENSIVE LOSS

	December 31, 2022	March 31, 2022
Change in fair value on equity investments designated as FVTOCI	$24,223	$23,043
Share of other comprehensive loss in associate	1,391	494
Currency translation adjustment	19,423	(21,584)
Balance, end of the period	$45,037	$1,953

The change in fair value on equity investments designated as FVTOCI, share of other comprehensive loss in associates, and currency translation adjustment are net of tax of $nil for all periods presented.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2022 and
for the three and nine months ended December 31, 2022 and 2021

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

17. NON-CONTROLLING INTERESTS

The continuity of non-controlling interests is summarized as follows:

	Henan Found	Henan Huawei	Yunxiang	Guangdong Found	New Infini	Total
Balance, April 1, 2021	$78,564	$5,182	$3,032	$(351)	$11,727	$98,154
Share of net income (loss)	12,639	182	(185)	154	(140)	12,650
Share of other comprehensive income	1,732	194	68	16	-	2,010
Distributions	(3,266)	(630)	-	-	(1,200)	(5,096)
Balance, March 31, 2022	$89,669	$4,928	$2,915	$(181)	$10,387	$107,718
Share of net income (loss)	9,539	(146)	(137)	72	(10,882)	(1,554)
Share of other comprehensive loss	(6,395)	(394)	(120)	(48)	-	(6,957)
Distributions	(6,626)	(630)	-	-	-	(7,256)
Balance, December 31, 2022	$86,187	$3,758	$2,658	$(157)	$(495)	$91,951

As at December 31, 2022, non-controlling interests in Henan Found, Henan Huawei, Yunxiang, Guangdong Found and New Infini were 22.5%, 20%, 30%, 1%, and 53.9%, respectively (March 31, 2022 – 22.5%, 20%, 30%, 1%, and 53.9%, respectively).

18. RELATED PARTY TRANSACTIONS

Related party transactions are made on terms agreed upon by the related parties. The balances with related parties are unsecured, non-interest bearing, and due on demand. Related party transactions not disclosed elsewhere in the condensed consolidated interim financial statements are as follows:

	December 31, 2022	March 31, 2022
NUAG (a)	$91	$43
WHG (b)	24	23
	$115	$66

(a)	The Company recovers costs for services rendered to NUAG and expenses incurred on behalf of NUAG pursuant to a services and administrative costs reallocation agreement. During the three and nine months ended December 31, 2022, the Company recovered $0.2 million and $0.7 million, respectively, (three and nine months ended December 31, 2021 - $0.2 million and $0.5 million, respectively) from NUAG for services rendered and expenses incurred on behalf of NUAG. The costs recovered from NUAG were recorded as a direct reduction of general and administrative expenses on the condensed consolidated statements of income.

(b)	The Company recovers costs for services rendered to WHG and expenses incurred on behalf of WHG pursuant to a services and administrative costs reallocation agreement. During the three and nine months ended December 31, 2022, the Company recovered $0.07 million and $0.1 million, respectively (three and nine months ended December 31, 2021 - $0.1 million and $0.2 million, respectively), from WHG for services rendered and expenses incurred on behalf of WHG. The costs recovered from WHG were recorded as a direct reduction of general and administrative expenses on the condensed consolidated statements of income.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2022 and
for the three and nine months ended December 31, 2022 and 2021

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

19. FINANCIAL INSTRUMENTS

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(a) Fair value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 13, Fair Value Measurement (“IFRS 13”).

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The following tables set forth the Company’s financial assets and liabilities that are measured at fair value level on a recurring basis within the fair value hierarchy as at December 31, 2022 and March 31, 2022 that are not otherwise disclosed. As required by IFRS 13, the assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair value as at December 31, 2022
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$170,841	$-	$-	$170,841
Short-term investments - money market instruments	33,427	-	-	33,427
Investments in public companies	13,905	-	-	13,905
Investments in private companies	-	-	3,329	3,329

	Fair value as at March 31, 2022
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$113,302	$-	$-	$113,302
Short-term investments - money market instruments	90,455	-	-	90,455
Investments in public companies	13,916	-	-	13,916
Investments in private companies	-	-	3,852	3,852

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2022 and
for the three and nine months ended December 31, 2022 and 2021

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

Financial assets classified within Level 3 are equity investments in private companies owned by the Company. Significant unobservable inputs are used to determine the fair value of the financial assets, which includes recent arm’s length transactions of the investee, the investee’s financial performance as well as any changes in planned milestones of the investees.

Fair value of the other financial instruments excluded from the table above approximates their carrying amount as at December 31, 2022 and March 31, 2022, due to the short-term nature of these instruments.

There were no transfers into or out of Level 3 during the three and nine months ended December 31, 2022 and 2021.

(b) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its short-term business requirements. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities and operating commitments on an undiscounted basis.

	December 31, 2022
	Within a year	2-5 years	Total
Accounts payable and accrued liabilities	$43,201	$-	$43,201
Lease obligation	317	402	719
Deposits received	2,549	-	2,549
Total Contractual Obligation	$46,067	$402	$46,469

(c) Foreign exchange risk

The Company reports its financial statements in US dollars. The functional currency of the head office, Canadian subsidiaries and all intermediate holding companies is the Canadian dollar (“CAD”) and the functional currency of all Chinese subsidiaries is the Chinese yuan (“RMB”). The functional currency of New Infini and its subsidiaries is the US dollar (“USD”). The Company is exposed to foreign exchange risk when the Company undertakes transactions and holds assets and liabilities in currencies other than its functional currencies.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2022 and
for the three and nine months ended December 31, 2022 and 2021

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

The Company currently does not engage in foreign exchange currency hedging. The Company’s exposure to currency risk affect net income is summarized as follows:

	December 31, 2022	March 31, 2022
Financial assets denominated in U.S. Dollars	$60,987	$59,272

As at December 31, 2022, with other variables unchanged, a 10% strengthening (weakening) of the CAD against the USD would have decreased (increased) net income by approximately $6.1 million.

(d) Interest rate risk

The Company is exposed to interest rate risk on its cash equivalents and short-term investments. As at December 31, 2022, all of its interest-bearing cash equivalents and short-term investments earn interest at market rates that are fixed to maturity or at variable interest rates with terms of less than one year. The Company monitors its exposure to changes in interest rates on cash equivalents and short-term investments. Due to the short-term nature of these financial instruments, fluctuations in interest rates would not have a significant impact on the Company’s net income.

(e) Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to accounts receivable, due from related parties, cash and cash equivalents, and short-term investments. The carrying amount of assets included on the balance sheet represents the maximum credit exposure.

The Company undertakes credit evaluations on counterparties as necessary, requests deposits from customers prior to delivery, and has monitoring processes intended to mitigate credit risks. There were no material amounts in trade or other receivables which were past due on December 31, 2022 (at March 31, 2022 - $nil).

(f) Equity price risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on financial markets. As the Company’s marketable securities holdings are mainly in mining companies, the value will also fluctuate based on commodity prices. Based upon the Company’s portfolio as at December 31, 2022, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign currency effects, would have resulted in an increase (decrease) to the net income (loss) and other comprehensive income (loss) of $1.3 million and $0.1 million, respectively.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2022 and
for the three and nine months ended December 31, 2022 and 2021

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

20. SUPPLEMENTARY CASH FLOW INFORMATION

	Three Months Ended December 31,		Nine Months Ended December 31,
Changes in non-cash operating working capital:	2022	2021	2022	2021
Trade and other receivables	$364	$(373)	$1,736	$(412)
Inventories	483	(1,885)	657	(803)
Prepaids and deposits	1,089	906	(7)	(674)
Accounts payable and accrued liabilities	3,712	5,579	3,960	12,508
Deposits received	(3,923)	(3,540)	(2,470)	(1,586)
Due from a related party	(45)	(14)	(56)	(25)
	$1,680	$673	$3,820	$9,008

	Three Months Ended December 31,		Nine Months Ended December 31,
Non-cash capital transactions:	2022	2021	2022	2021
Environmental rehablitation expenditure paid from reclamation deposit	$107	$123	$257	$179
Additions of plant and equipment included in accounts payable and accrued liabilities	$1,065	$1,232	$2,159	$(233)
Capital expenditures of mineral rights and properties included in accounts payable and accrued liabilities	$(1,279)	$214	$1,033	$1,593

	December 31, 2022	March 31, 2022
Cash on hand and at bank	$53,528	$72,782
Bank term deposits and short-term money market investments	117,313	40,520
Total cash and cash equivalents	$170,841	$113,302